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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
                                 (Rule 13e-100)

          TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER

          RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)
                            ------------------------
                                MASCOTECH, INC.
                                (Name of Issuer)
                            ------------------------
                                MASCOTECH, INC.
                               MASCO CORPORATION
                              RICHARD A. MANOOGIAN
                     RICHARD AND JANE MANOOGIAN FOUNDATION
                             RIVERSIDE COMPANY LLC
                      HEARTLAND INDUSTRIAL PARTNERS, L.P.
                      (Name of Person(s) Filing Statement)
                            ------------------------
                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)
                            ------------------------
                                   574670105
                     (CUSIP Number of Class of Securities)
                            ------------------------

     DAVID B. LINER            JOHN R. LEEKLEY                 DANIEL P. TREDWELL
     VICE PRESIDENT         SENIOR VICE PRESIDENT           RIVERSIDE COMPANY LLC AND
   AND GENERAL COUNSEL       AND GENERAL COUNSEL       HEARTLAND INDUSTRIAL PARTNERS, L.P.
     MASCOTECH, INC.          MASCO CORPORATION            320 PARK AVENUE, 33RD FLOOR
   21001 VAN BORN ROAD       21001 VAN BORN ROAD            NEW YORK, NEW YORK 10022
 TAYLOR, MICHIGAN 48180     TAYLOR, MICHIGAN 48180            TEL.: (212) 981-5613
  TEL.: (313) 274-7405       TEL.: (313) 274-7400

 (Name, Address and Telephone Numbers of Persons Authorized to Receive Notices
          and Communications on Behalf of Person(s) Filing Statement)
                            ------------------------
                                WITH COPIES TO:

       LEONARD KREYNIN                FREDRICK M. MILLER              ALAN STUART SCHWARTZ               W. LESLIE DUFFY
    DAVIS POLK & WARDWELL            DYKEMA GOSSETT PLLC            HONIGMAN MILLER SCHWARTZ          JONATHAN A. SCHAFFZIN
     450 LEXINGTON AVENUE           400 RENAISSANCE CENTER                  AND COHN                 CAHILL GORDON & REINDEL
   NEW YORK, NEW YORK 10017        DETROIT, MICHIGAN 48243        2290 FIRST NATIONAL BUILDING            80 PINE STREET
        (212) 450-4000                  (313) 568-6975              DETROIT, MICHIGAN 48226          NEW YORK, NEW YORK 10005
                                                                         (313) 465-7574                   (212) 701-3000

This statement is filed in connection with (check the appropriate box):
a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. [ ] The filing of a registration statement under the Securities Act of 1933.
c. [ ] A tender offer.
d. [ ] None of the above.
    Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]
    Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]
                           CALCULATION OF FILING FEE

----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
                   TRANSACTION VALUATION*                                          AMOUNT OF FILING FEE*
----------------------------------------------------------------------------------------------------------------------------
                     U.S. $607,039,558                                                 U.S. $121,408
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

* For purposes of calculating the filing fee only. Pursuant to the recapitalization agreement dated August 1, 2000, Riverside Company LLC will merge with and into MascoTech and common stock of MascoTech, par value $1.00 per share ("Common Stock"), with the exceptions described below, will be converted into the right to receive $16.90. All stockholders, including those retaining an interest in MascoTech, will also have the right to receive additional cash amounts if required by the recapitalization agreement. Since MascoTech is unable to value this right, the filing fee is based only on the cash consideration to be paid in the merger. As of August 23, 2000, there were 44,757,419 shares of Common Stock outstanding. Of that amount, (1) three stockholders (each a "continuing stockholder") will retain an aggregate of 4,241,025 shares of Common Stock in the merger and one of those stockholders will rollover another 2,136,100 shares of Common Stock and (2) 3,678,811 shares of Common Stock subject to restricted stock awards will be canceled immediately prior to the merger but holders of restricted stock awards (other than a continuing stockholder) will receive cash merger consideration in exchange for 10% of their shares (348,195 shares) of restricted stock awards. A total of 9,707,741 shares (4,241,025 plus 2,136,100 plus 3,678,811 shares minus 348,195 shares) will not be acquired in the transaction. The filing fee was determined by adding (x) the product of (i) the number of shares of Common Stock that are proposed to be acquired in the transactions calculated by subtracting 9,707,741 from 44,757,419 and (ii) the transaction consideration of $16.90 in cash per share of Common Stock, plus (y) $14,700,000 payable to holders of stock options granted by MascoTech to purchase shares of Common Stock in exchange for the cancellation of such options and phantom stock awards granted by MascoTech ((x) and (y) together, the "Merger Consideration"). The payment of the filing fee, calculated in accordance with Regulation 240.0-11 under the Securities Exchange Act of 1934, as amended, equals one-fiftieth of one percent of the Merger Consideration.

  [X] Check box if any part of the fee is offset as provided by Exchange Act
      Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount previously paid: $121,408
Form or Registration No.: Schedule 14A
Filing party: MascoTech, Inc.
Date filed: August 29, 2000
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  INTRODUCTION

     This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed by (1) MascoTech, Inc., a Delaware corporation and issuer of the common stock, par value $1.00 per share ("Common Stock"), which is the subject of the Rule 13e-3 transaction ("MascoTech"), (2) Masco Corporation, a Delaware corporation ("Masco Corporation"), (3) Richard A. Manoogian, (4) the Richard and Jane Manoogian Foundation, a Michigan non-profit corporation (the "Foundation"), (5) Riverside Company LLC, a Delaware limited liability company ("Riverside"), and (6) Heartland Industrial Partners, L.P., a Delaware limited partnership ("Heartland"). This Schedule 13E-3 relates to the Recapitalization Agreement, dated as of August 1, 2000 between MascoTech and Riverside (the "Recapitalization Agreement").

     Concurrently with the filing of this Schedule 13E-3, MascoTech is filing with the Securities and Exchange Commission a proxy statement (the "Proxy Statement") under Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), relating to the special meeting of stockholders of MascoTech at which the stockholders of MascoTech will consider and vote upon, among other things, a proposal to approve and adopt the Recapitalization Agreement and authorize the merger of Riverside with and into MascoTech. Prior to this merger, Masco Corporation, Mr. Manoogian and the Foundation (the "continuing stockholders") will exchange some of their Common Stock for class A preferred stock pursuant to an exchange and voting agreement. In addition, Masco Corporation will exchange some of its Common Stock for class B preferred stock. The continuing stockholders have also agreed to vote for the Recapitalization Agreement and the related merger. As a result of this merger, the stockholders (other than holders who properly demand appraisal rights and the continuing stockholders) of MascoTech will be entitled to receive for each share of Common Stock (other than shares subject to restricted stock awards) $16.90 in cash plus additional cash amounts from the net proceeds of the disposition by MascoTech of stock of Saturn Electronics & Engineering Inc. as specified in the Recapitalization Agreement. Options and restricted stock awards will be treated as described more fully in the Proxy Statement. In the merger, class A preferred stock will be converted into Common Stock and class B preferred stock will be converted into Common Stock and preferred stock.

     A copy of the Proxy Statement is attached hereto as Exhibit (a)(1), a copy of the Recapitalization Agreement is attached as Annex B to the Proxy Statement and the exchange and voting agreement is attached as Annex C to the Proxy Statement. All references in this Schedule 13E-3 to Items numbered 1001 through 1016 are references to Items contained in Regulation M-A under the Exchange Act.

     All information contained in this Schedule 13E-3 concerning Riverside and Heartland has been supplied by Heartland, all information concerning Masco Corporation has been supplied by Masco Corporation, all information concerning Mr. Manoogian and the Foundation has been supplied by Mr. Manoogian and all information concerning MascoTech has been provided by MascoTech.

     The information contained in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Proxy Statement.

ITEM 1. SUMMARY TERM SHEET.

     Item 1001

     The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet" and "Questions and Answers About the Mergers" is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

     Item 1002

(a)        The information contained in the sections of the Proxy
           Statement entitled "Summary Term Sheet -- The Parties" and
           "Who Can Help Answer Your Questions" is incorporated herein by reference.
(b)        The information contained in the section of the Proxy
           Statement entitled "Special Meeting -- Who Can Vote; Record
           Date" is incorporated herein by reference.
(c)-(d)    The information contained in the section of the Proxy
           Statement entitled "Comparative Per Share Market Price and
           Dividend Information" is incorporated herein by reference.
(e)        Not applicable.
(f)        The information contained in the sections of the Proxy
           Statement entitled "Information Relating to MascoTech
           Securities -- Purchases by MascoTech", "Information Relating to MascoTech Securities -- Purchases by Masco Corporation",
           "Information Relating to MascoTech Securities -- Purchases by Richard A. Manoogian", "Information Relating to MascoTech
           Securities -- Purchases by the Foundation" and "Information
           Relating to MascoTech Securities -- Purchases by Riverside and Heartland" is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSONS.

     Item 1003

(a)           The information contained in the sections of the Proxy
              Statement entitled "Summary Term Sheet -- The Parties",
              "Summary Term Sheet -- Going Private Transaction", "Summary
              Term Sheet -- The Mergers", "Summary Term Sheet -- Stock
              Ownership of Management, Directors and Other Affiliates",
              "Directors and Executive Officers of MascoTech", "Directors and Executive Officers of Masco Corporation", "Directors and
              Executive Officers of the Foundation", "Identities and
              Backgrounds of Riverside and Heartland -- Riverside Company
              LLC", "Identities and Backgrounds of Riverside and
              Heartland -- Heartland Industrial Partners, L.P." and
              "Identities and Backgrounds of Riverside and Heartland --
              Heartland Industrial Associates L.L.C." is incorporated herein by reference.
(b)           The information contained in the sections of the Proxy
              Statement entitled "Summary Term Sheet -- The Parties",
              "Directors and Executive Officers of MascoTech", "Directors and Executive Officers of Masco Corporation", "Directors and
              Executive Officers of the Foundation","Identities and Backgrounds of Riverside and Heartland -- Riverside Company
              LLC", "Identities and Backgrounds of Riverside and
              Heartland -- Heartland Industrial Partners, L.P." and
              "Identities and Backgrounds of Riverside and Heartland -- Heartland Industrial Associates L.L.C." is incorporated herein by reference.
(c)(1)-(5)    The information contained in the sections of the Proxy
              Statement entitled "Directors and Executive Officers of
              MascoTech", "Directors and Executive Officers of Masco
              Corporation", "Directors and Executive Officers of the
              Foundation", "Identities and Backgrounds of Riverside and
              Heartland -- Riverside Company LLC", "Identities and
              Backgrounds of Riverside and Heartland -- Heartland
              Industrial Partners, L.P.", "Identities and Backgrounds of
              Riverside and Heartland -- Heartland Industrial Associates
              L.L.C." and "Identities and Backgrounds of Riverside and Heartland -- General" is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

     Item 1004

(a)(1)    Not applicable.
(a)(2)    The information contained in the sections of the Proxy
          Statement entitled "Summary Term Sheet", "Questions and
          Answers About the Mergers", "Special Meeting -- Vote
          Required; Voting Procedures", "Special Factors -- Background of the Mergers", "Special Factors -- MascoTech's Position
          Regarding the Fairness of the Recapitalization Merger",
          "Special Factors -- MascoTech's Purpose and Reasons for the
          Mergers", "Special Factors -- Recommendation of MascoTech's
          Special Committee and Board of Directors", "Special
          Factors -- Heartland's Purpose and Reasons for the Mergers";
          "Special Factors -- Position of Riverside and Heartland";
          "Special Factors -- The Continuing Stockholders' Purpose and
          Reasons for the Mergers"; "Special Factors -- Position of the Continuing Stockholders", "Special Factors -- Opinion of
          Special Committee's Financial Advisor", "Special Factors --
          Opinion of MascoTech's Financial Advisor", "Special
          Factors -- Certain Effects of the Mergers", "Special
          Factors -- Subsequent Developments", "Special
          Factors -- Plans for MascoTech After the Recapitalization
          Merger", "Special Factors -- Accounting Treatment of the
          Recapitalization Merger" and "Special Factors -- Material
          Federal Income Tax Consequences" is incorporated herein by reference.
(c)       The information contained in the sections of the Proxy
          Statement entitled "Summary Term Sheet", "Questions and
          Answers About the Mergers", "Special Factors -- Certain
          Effects of the Mergers", "Interests of Certain Persons in the Mergers", "The Recapitalization Agreement -- Exchange of
          Shares", "The Recapitalization Agreement -- Consideration in the Recapitalization Merger", "The Recapitalization
          Agreement -- Options and Restricted Stock Awards" and "Other
          Agreements -- Exchange and Voting Agreement" is incorporated herein by reference.
(d)       The information contained in the section of the Proxy
          Statement entitled "Appraisal or Dissenters' Rights" and in Annex G to the Proxy Statement, Section 262 of the Delaware
          General Corporation Law, is incorporated herein by reference.
(e)       The information contained in the section of the Proxy
          Statement entitled "Where You Can Find More Information" is incorporated herein by reference.
(f)       Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Item 1005

(a)       The information contained in the section of the Proxy
          Statement entitled "Information Relating to MascoTech
          Securities -- Agreement Relating to Masco Corporation
          Securities" is incorporated herein by reference.
(b)       The information contained in the sections of the Proxy
          Statement entitled "Special Factors -- Background of the
          Mergers", "Interests of Certain Persons in the Mergers",
          "The Recapitalization Agreement" and "Other Agreements" is incorporated herein by reference.
(c)       The information contained in the sections of the Proxy
          Statement entitled "Special Factors -- Background of the
          Mergers" and "Interests of Certain Persons in the Mergers" is incorporated herein by reference.

(e)       The information contained in the sections of the Proxy
          Statement entitled "Special Factors -- Amount and Source of
          Funds and Financing of the Recapitalization Merger",
          "Interests of Certain Persons in the Mergers", "The
          Recapitalization Agreement", "Other Agreements -- Exchange and Voting Agreement", "Information Relating to MascoTech
          Securities -- Agreements Relating to MascoTech Securities",
          "Information Relating to MascoTech Securities -- Agreement
          Relating to Masco Corporation Securities" and "Identities and Backgrounds of Riverside and Heartland -- General" is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     Item 1006

(b)           The information contained in the sections of the Proxy
              Statement entitled "Summary Term Sheet", "Special
              Factors -- Certain Effects of the Mergers", "Special
              Factors -- Plans for MascoTech After the Recapitalization
              Merger" and "The Recapitalization Agreement -- Consideration in the Recapitalization Merger" is incorporated herein by reference.
(c)(1)-(8)    The information contained in the sections of the Proxy
              Statement entitled "Special Factors -- Background of the
              Mergers", "Special Factors -- Plans for MascoTech after the
              Recapitalization Merger", "Special Factors -- Certain
              Effects of the Mergers", "The Recapitalization Agreement",
              "Other Agreements" and "Comparative Per Share Market Price and Dividend Information" is incorporated herein by reference.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

     Item 1013

(a)-(c)    The information contained in the sections of the Proxy
           Statement entitled "Special Factors -- Background of the
           Mergers", "Special Factors -- MascoTech's Purpose and
           Reasons for the Mergers", "Special Factors -- Heartland's
           Purpose and Reasons for the Mergers", "Special
           Factors -- The Continuing Stockholders' Purpose and Reasons for the Mergers", "Special Factors -- Recommendation of
           MascoTech's Special Committee and Board of Directors",
           "Special Factors -- Position of Riverside and Heartland",
           "Special Factors -- Position of the Continuing Stockholders" and "Special Factors -- Certain Effects of the Mergers" is incorporated herein by reference.
(d)        The information contained in the sections of the Proxy
           Statement entitled "Summary Term Sheet -- Going Private
           Transaction", "Special Factors -- MascoTech's Position
           Regarding the Fairness of the Recapitalization Merger",
           "Special Factors -- Recommendation of MascoTech's Special
           Committee and Board of Directors", "Special
           Factors -- Certain Effects of the Mergers", "Special
           Factors -- Material Federal Income Tax Consequences",
           "Special Factors -- Accounting Treatment of the
           Recapitalization Merger" and "The Recapitalization
           Agreement -- The Surviving Corporation" is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

     Item 1014

(a), (b)    The information contained in the sections of the Proxy
            Statement entitled "Special Factors -- Background of the
            Mergers", "Special Factors -- MascoTech's Position Regarding the Fairness of the Recapitalization Merger", "Special
            Factors -- MascoTech's Purpose and Reasons for the Mergers",
            "Special Factors -- Recommendation of MascoTech's Special
            Committee and Board of Directors", "Special
            Factors -- Position of Riverside and Heartland", "Special
            Factors -- Position of the Continuing Stockholders",
            "Special Factors -- Opinion of Special Committee's Financial
            Advisor", "Special Factors -- Opinion of MascoTech's
            Financial Advisor" and "Interests of Certain Persons in the
            Mergers" is incorporated herein by reference.

(c)         The information contained in the section of the Proxy
            Statement entitled "Special Meeting -- Vote Required; Voting
            Procedures" is incorporated herein by reference.
(d)         The information contained in the sections of the Proxy
            Statement entitled "Questions and Answers About the
            Mergers -- Why Was the Special Committee Formed?", "Special
            Factors -- Background of the Mergers" and "Special
            Factors -- Opinion of Special Committee's Financial Advisor" is incorporated herein by reference.
(e)         The information contained in the sections of the Proxy
            Statement entitled "Summary Term Sheet -- MascoTech's
            Recommendations to Stockholders" and "Special Factors --
            Recommendation of MascoTech's Special Committee and Board of
            Directors" is incorporated herein by reference.
(f)         Not applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

     Item 1015

(a)-(c)    The information contained in the sections of the Proxy
           Statement entitled "Special Factors -- Opinion of Special
           Committee's Financial Advisor" and "Special
           Factors -- Opinion of MascoTech's Financial Advisor" and in
           Annexes E and F to the Proxy Statement is incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATIONS.

     Item 1007

(a), (b)      The information contained in the section of the Proxy
              Statement entitled "Special Factors -- Amount and Source of
              Funds and Financing of the Recapitalization Merger" and "Other Agreements -- Stock Purchase Agreement" and in Annex
              D of the Proxy Statement is incorporated herein by reference.
(c)           The information contained in the section of the Proxy
              Statement entitled "Expenses" is incorporated herein by reference.
(d)(1)-(2)    The information contained in the section of the Proxy
              Statement entitled "Special Factors -- Amount and Sources of
              Funds and Financing of the Recapitalization Merger" is incorporated herein by reference.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Item 1008

(a)(1)-(4)    The information contained in the section of the Proxy
              Statement entitled "Security Ownership of Management and
              Certain Beneficial Owners -- Five Percent Holders and
              Executive Officers and Directors of MascoTech", "Security
              Ownership of Management and Certain Beneficial
              Owners -- Executive Officers and Directors of Masco
              Corporation" and "Identities and Backgrounds of Riverside and Heartland -- General" is incorporated herein by reference.
(b)           The information contained in the sections of the Proxy
              Statement entitled "Information Relating to MascoTech
              Securities -- Purchases by MascoTech", "Information Relating to MascoTech Securities -- Purchases by Masco Corporation",
              "Information Relating to MascoTech Securities -- Purchases by Richard A. Manoogian", "Information Relating to MascoTech
              Securities -- the Foundation" and "Information Relating to
              MascoTech Securities -- Purchases by Riverside and
              Heartland" is incorporated herein by reference.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

     Item 1012

(d)    The information contained in the sections of the Proxy
       Statement entitled "Summary Term Sheet -- Stock Ownership of
       Management, Directors and Other Affiliates", "Special
       Meeting -- Vote Required; Voting Procedures", "Special
       Factors -- Background of the Mergers" and "Special
       Factors -- Recommendation of MascoTech's Special Committee and Board of Directors" is incorporated herein by reference.
(e)    The information contained in the section of the Proxy
       Statement entitled "Special Factors -- Recommendation of
       MascoTech's Special Committee and Board of Directors" is incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS.

     Item 1010

(a)    The information contained in the section of the Proxy
       Statement entitled "Selected Historical Financial Data",
       MascoTech's Consolidated Financial Statements on pages 17 through 42 of MascoTech's Annual Report on Form 10-K for the fiscal year 1999 filed with the SEC on March 29, 2000 and pages 1 through 7 of MascoTech's Quarterly Report on Form
       10-Q for the quarter ended June 30, 2000 filed with the SEC on August 14, 2000 is incorporated herein by reference.
(b)    Not applicable.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     Item 1009

(a), (b)    The information contained in the section of the Proxy
            Statement entitled "Special Meeting -- Time and Place; Proxy
            Solicitation" is incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION.

     Item 1011

(b) The information contained in the Proxy Statement, including all appendices thereto, is incorporated herein by reference.

ITEM 16. EXHIBITS.

     Item 1016

(a)(1)    Definitive Proxy Statement filed with the Securities and
          Exchange Commission on October 26, 2000.
(a)(2)    Form of Proxy Card, filed with the Securities and Exchange
          Commission along with the Proxy Statement filed with the Securities and Exchange Commission on October 26, 2000.(1)
(a)(3)    Press Release of MascoTech, Inc. dated August 2, 2000.(2)
(b)(1)    Commitment Letter between Riverside Company LLC and The
          Chase Manhattan Bank dated August 1, 2000 (including term sheets).
(c)(1)    Opinion of McDonald Investments, Inc. dated August 1, 2000 attached as Annex E to the Proxy Statement.(1)
(c)(2)    Opinion of Salomon Smith Barney Inc. dated August 1, 2000
          attached as Annex F to the Proxy Statement.(1)
(c)(3)    Financial presentation materials, dated August 1, 2000, of
          McDonald Investments, Inc.(2)

(c)(4)     Financial presentation materials, dated August 1, 2000, of Salomon Smith Barney Inc.(2)
(c)(5)     Financial presentation materials, dated July 28, 2000, of McDonald Investments, Inc.(2)
(c)(6)     Financial presentation materials, dated July 28, 2000, of Salomon Smith Barney Inc.(2)
(c)(7)     Financial presentation materials, dated May 18, 1999, of Salomon Smith Barney Inc.
(d)(1)     Recapitalization Agreement dated as of August 1, 2000 between MascoTech, Inc. and Riverside Company LLC, attached as Annex B to the Proxy Statement.(1)
(d)(2)     Exchange and Voting Agreement dated as of August 1, 2000 among Riverside Company LLC, Masco Corporation, the Richard and Jane Manoogian Foundation and Richard A Manoogian attached as Annex C to the Proxy
           Statement.(1)
(d)(3)     MascoTech, Inc. 1991 Long Term Stock Incentive Plan (Restated July 15, 1998).(3)
(d)(4)     MascoTech, Inc. 1984 Restricted Stock Incentive Plan (Restated December 6, 1995).(4)
(d)(5)     MascoTech, Inc. 1984 Stock Option Plan (restated September 21, 1999).(5)
(f)        Section 262 of the Delaware General Corporation Law, attached as Annex G to the Proxy Statement.(1)
(g)        None.

-------------------------
(1) Incorporated by reference to the Proxy Statement filed by MascoTech, Inc. on October 26, 2000.

(2) Previously filed.

(3) Incorporated by reference to the exhibits filed with MascoTech, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1998.

(4) Incorporated by reference to the exhibits filed with MascoTech, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1995.

(5) Incorporated by reference to the exhibits filed with MascoTech, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1999.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          MASCOTECH, INC.

                                          By: /s/ DAVID B. LINER
                                            ------------------------------------
                                              Name: David B. Liner
                                              Title:  Vice President

                                          MASCO CORPORATION

                                          By: /s/ JOHN R. LEEKLEY
                                            ------------------------------------
                                              Name: John R. Leekley
                                              Title:  Senior Vice President

                                          RICHARD A. MANOOGIAN

                                          /s/ RICHARD A. MANOOGIAN
                                          --------------------------------------

                                          RICHARD AND JANE MANOOGIAN FOUNDATION

                                          By: /s/ RICHARD A. MANOOGIAN
                                            ------------------------------------
                                              Name: Richard A. Manoogian
                                              Title:  President

                                          HEARTLAND INDUSTRIAL PARTNERS, L.P.

                                          By: HEARTLAND INDUSTRIAL ASSOCIATES
                                          LLC,
                                            its General Partner

                                          By: /s/ DAVID A. STOCKMAN
                                            ------------------------------------
                                              Name: David A. Stockman
                                              Title:  Senior Managing Director

                                          RIVERSIDE COMPANY LLC

                                          By: /s/ DAVID A. STOCKMAN
                                            ------------------------------------
                                              Name: David A. Stockman
                                              Title:  President
Date: October 26, 2000

                                 EXHIBIT INDEX

EXHIBIT NO.                            DESCRIPTION
-----------                            -----------
 (a)(1)        Definitive Proxy Statement filed with the Securities and
               Exchange Commission on October 26, 2000.
 (a)(2)        Form of Proxy Card, filed with the Securities and Exchange
               Commission along with the Proxy Statement filed with the
               Securities and Exchange Commission on October 26, 2000.(1)
 (a)(3)        Press Release of MascoTech, Inc. dated August 2, 2000.(2)
 (b)(1)        Commitment Letter between Riverside Company LLC and The
               Chase Manhattan Bank dated August 1, 2000 (including term
               sheets).
 (c)(1)        Opinion of McDonald Investments, Inc. dated August 1, 2000 attached as Annex E to the Proxy Statement.(1)
 (c)(2)        Opinion of Salomon Smith Barney Inc. dated August 1, 2000
               attached as Annex F to the Proxy Statement.(1)
 (c)(3)        Financial presentation materials, dated August 1, 2000, of
               McDonald Investments, Inc.(2)
 (c)(4)        Financial presentation materials, dated August 1, 2000, of
               Salomon Smith Barney Inc.(2)
 (c)(5)        Financial presentation materials, dated July 28, 2000, of
               McDonald Investments, Inc.(2)
 (c)(6)        Financial presentation materials, dated July 28, 2000, of
               Salomon Smith Barney Inc.(2)
 (c)(7)        Financial presentation materials, dated May 18, 1999, of
               Salomon Smith Barney Inc.
 (d)(1)        Recapitalization Agreement dated as of August 1, 2000
               between MascoTech, Inc. and Riverside Company LLC, attached as Annex B to the Proxy Statement.(1)
 (d)(2)        Exchange and Voting Agreement dated as of August 1, 2000
               among Riverside Company LLC, Masco Corporation, the Richard and Jane Manoogian Foundation and Richard A Manoogian
               attached as Annex C to the Proxy Statement.(1)
 (d)(3)        MascoTech, Inc. 1991 Long Term Stock Incentive Plan
               (Restated July 15, 1998).(3)
 (d)(4)        MascoTech, Inc. 1984 Restricted Stock Incentive Plan
               (Restated December 6, 1995).(4)
 (d)(5)        MascoTech, Inc. 1984 Stock Option Plan (restated September
               21, 1999).(5)
  (f)          Section 262 of the Delaware General Corporation Law,
               attached as Annex G to the Proxy Statement.(1)
  (g)          None.

-------------------------
(1) Incorporated by reference to the Proxy Statement filed by MascoTech, Inc. on October 26, 2000.

(2) Previously filed.

(3) Incorporated by reference to the exhibits filed with MascoTech, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1998.

(4) Incorporated by reference to the exhibits filed with MascoTech, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1995.

(5) Incorporated by reference to the exhibits filed with MascoTech, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1999.